Exhibit 99.1

VIQ Solutions and Law In Order Transform Court Cases Creating Efficiencies and Bolstering Collaboration

Comprehensive solution and services suite advances digital transformation across Australia

PHOENIX, ARIZONA, August 7, 2022 – VIQ Solutions Inc. ("VIQ" or "VIQ Solutions") (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announced its expanded partnership with Law In Order, a leading provider of end-to-end documents and digital solutions to improve information accessibility without diminishing security or quality.

As technology plays an increasing role in the transformation of court workflow, legal practitioners recognize the need for innovative solutions to keep pace with the vast amount of courtroom evidence. The Law In Order - VIQ Solutions partnership has proven to advance pre-trial, trial, and post-trial workflows using their extensive industry knowledge, artificial intelligence powered workflows, and their professional client service organization to support successful client transformation.

“We had an excellent experience utilizing the advanced technology and workflow solutions to streamline the pre-trial preparation and simplify trial collaboration,” said a Lawyer from a large AU Law Firm from a recent QLD Supreme Court Matter. “A big thank you to the team for being very efficient and professional. From a technological perspective, the trial ran very smoothly. In particular, the ability to have witnesses appear via video link and provide the Court with electronic copies of documents enabled the trial to be very efficient."

The partnership includes VIQ Solutions professional recording and transcription services coupled with Law In Order’s eHearing and eArbitration services. The combined solution delivers evidence indexing, presentation and collaboration tools as well as immediate access to a live transcript feed for review within the courtroom or remote locations.

“I am really excited, as the premier legal sector supplier of digital hearing and streaming services, to announce we are extending the partnership with VIQ Solutions into Queensland,” said Elizabeth Miller, Global Head of eHearing Services at Law In Order. “We both have the largest skilled workforce providing bespoke solutions to courts and share clients, working for many years to supply services with them through panels in NSW, VIC, WA and many other commissions of inquiries and arbitrations.”

“The VIQ team was delighted to be recently awarded a contract to provide recording and transcription services to the Queensland courts,” said Matthew Fowler, VIQ Managing Director Asia-Pacific. “Along with our ongoing collaboration with Law in Order we can now offer unique eHearing and transcription solutions for courts in Queensland and throughout Australia.”

For additional information:

Media Contact:	Investor Relations Contact:

Laura Haggard	Laura Kiernan

Chief Marketing Officer	High Touch Investor Relations

VIQ Solutions	Ph. 1-914-598-7733

Email: marketing@viqsolutions.com	Email: viq@htir.net

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

About Law In Order

Established in 1999, Law In Order has grown to become the leaders in providing scalable, end-to-end outsourced support services to the legal profession. We are unique in that we optimise your resources with our services so that you get more from less. Our expert services add real value to high volume document production, expert eDiscovery management and specialist court services, including virtual hearings. Our expertise in both traditional and modern technology-based services means we are a highly effective single-source provider for even the most complex of matters. With offices in Brisbane, Sydney, Melbourne, Perth and India, our staff are experienced legal litigation support professionals available seven days a week.